UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.

(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-196112), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On May 27, 2016, Intellipharmaceutics International Inc. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Dawson James Securities, Inc. (the “Underwriter”) for a sale in an underwritten offering of 3,229,814 units (the “Units”), at a price of US$1.61 per Unit (the “Offering Price”), for gross proceeds of US$5.2 million (the “Offering”). Each Unit shall consist of one (1) common share (a “Common Share”) and one warrant to purchase 0.50 of a Common Share (the “Warrants”). The Warrants are exercisable for five years commencing on the closing of the offering at a price of $1.93 per Common Share. The Company has also granted the Underwriter an option (the “Over-Allotment Option”) to purchase up to 484,472 additional Common Shares at the Offering Price less the underwriting discount and/or additional Warrants to purchase up to 242,236 additional Common Shares at a purchase price of $0.001 per Warrant, to cover over-allotments (if any).

At the closing of the Offering, the Company will pay an underwriting discount equal to 6% of the gross proceeds of the Offering.   The Company will also reimburse certain expenses incurred by the Underwriters in the Offering.  The net proceeds to the Company from the Offering, after deducting the underwriting discount and other estimated Offering expenses, are expected to be approximately $4.6 million.

The Offering is being made pursuant to a shelf registration statement on Form F-3 the Company filed with the Securities and Exchange Commission that became effective on June 4, 2014 (Registration No. 333-196112) and a related prospectus supplement. The closing of the Offering is expected to take place on or about June 2, 2016, subject to the satisfaction of customary closing conditions. A copy of the form of Underwriting Agreement is filed as Exhibit 99.1 to this report on Form 6-K.

A copy of the opinion of John Allport, Vice-President, Legal Affairs and Licensing, relating to the legality of the issuance and sale of the securities in the Offering is attached as Exhibit 5.1 hereto.

The foregoing descriptions of the form of Underwriting Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1 and 99.2 hereto, which are incorporated herein by reference.  The benefits of the representations, warranties and covenants set forth in such documents are intended only for the parties to such agreements or instruments and do not constitute continuing representations, warranties or covenants of the Company to any future or other investors.

A copy of the press release announcing the Offering is attached hereto as Exhibit 99.3, and is incorporated herein by reference.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant)
Date: May 27, 2016	/s/ Domenic Della Penna Domenic Della Penna Chief Financial Officer

Exhibit Index

Exhibit No.	Description

5.1	Opinion of John Allport as to the legality of the securities offered.

23.1	Consent included in opinion of John Allport filed as Exhibit 5.1.

99.1	Form of Underwriting Agreement between Intellipharmaceutics International Inc. and Dawson James Securities, Inc., dated May 27, 2016.

99.2	Form of Warrants

99.3	Press release dated May 27, 2016.